UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934.

Commission File Number 001-06479

OSG Ship Management, Inc. Savings Plan

(Exact name of registrant as specified in its charter)

Overseas Shipholding Group, Inc.

302 Knights Run Avenue

Tampa, Florida 33602

(813) 209-0600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Interests in the OSG Ship Management, Inc. Savings Plan (the “Plan”)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l) [  ]

Rule 12g-4(a)(2) [  ]

Rule 12h-3(b)(l)(i) [X]

Rule 12h-3(b)(l)(ii) [  ]

Rule 15d-6 [X]

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, the OSG Ship Management, Inc. Savings Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

OSG SHIP MANAGEMENT, INC. SAVINGS PLAN

Date: June 23, 2017	By:	/s/ Deanna Marshall
	Name:	Deanna Marshall
	Title:	Member of Savings Plan Committee